UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of August 2010
Commission File Number 001-34837

MAKEMYTRIP LIMITED
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Mauritius
(Jurisdiction of incorporation or organization of registrant)

103 Udyog Vihar, Phase 1
Gurgaon, Haryana 122016, India
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Other Events
MakeMyTrip Limited (the “Company”) has recently been informed that one of its competitors may have filed a complaint in India against the Company likely alleging the misuse of domain names similar to the name of such competitor’s website. However, the Company has not received any notice of claim or summons either from any Indian court or any Indian investigating agency or such competitor. The Company believes that any such complaint is without merit or basis.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: August 12, 2010

MAKEMYTRIP LIMITED
By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer